Second Act Theatrical Capital LLC

FINANCIAL STATEMENTS FOR FISCAL YEARS 2021 and 2022

(Unaudited)

I, Cynthia Tong, certify that the financial statements of Second Act Theatrical Capital LLC, included in this Form are true and complete in all material respects.

Cynthia Tong (Apr 13, 2023 15:20 EDT)

Cynthia J Tong

Member

Title

Apr 13, 2023

Second Act Theatrical Capital LLC
BALANCE SHEET
As of December 31, 2022
(unaudited)

	December 31st	
	2021	**2022**
ASSETS		
Current Assets		
Cash and cash equivalents	$ -	$ -
Total Current Assets	0	0
Other Assets	0	0
Total Other Assets	$ 0	$ 0
Total Assets	$	$
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts payable		
Total Current Liabilities	0	0
Long-Term Liabilities		
Loans		
Total Long-Term Liabilities	0	0
Other Liabilities		
Total Liabilities	0	0
MEMBER'S EQUITY		
Capital contributions	10,583	35,476
Retained earnings (Accumulated deficit)		(10,583)
Net Income	(10,583)	(24,893)
Total Member's Equity	0	0
Total Liabilities and Member's Equity	0	0

Second Act Theatrical Capital LLC
Income Statement
For the Period of January 1, 2022 to December 31, 2022
(unaudited)

	December 31st	
	2021	**2022**
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross profit (loss)	0	0
Operating expenses		
General and administrative	0	0
Professional fees	10,583	6,805
Advertising	0	17,500
Other General Expenses	0	588
Total operating expenses	10,583	24,893
Other Income		
Other income/(expense)	0	0
Total Other Income	0	0
Net Income (Loss)	$ (10,583)	$ (24,893)

Second Act Theatrical Capital LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period of January 1, 2022 to December 31, 2022
(unaudited)

	Member Units	Member Contributions	Retained Earnings/ (Accumulated Deficit)	Total Member's Equity
Balance as of January 1, 2022	1,112	$ 10,583	$ (10,583)	$ 0
				0
Issuance of Member Units	10,000	0	0	0
Member Contributions	0	24,893	0	24,893
Net Income (Loss)	0	0	(24,893)	(24,893)
Balance as of December 31, 2022	**11,112**	**$ 35,476**	**$ (35,476)**	**$ 0**

Second Act Theatrical Capital LLC
STATEMENT OF CASH FLOWS
For the Period of January 1, 2022 to December 31, 2022
(unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(24,893)
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable		0
Increase (Decrease) in other assets		0
Net cash used in operating activities		(24,893)
Cash Flows from Investing Activities		
Capital expenditures		0
Net cash used in investing activities		0
Cash Flows from Financing Activities		
Capital contributions	$	24,893
Net cash provided by financing activities	$	24,893
Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

Second Act Theatrical Capital LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

NOTE 1 – NATURE OF OPERATIONS

Second Act Theatrical Capital LLC, (which may be referred to as the "Company", "we," "us," or "our") will produce and invest in commercial theatrical productions like Broadway shows. The company will produce Broadway theater shows by bringing financial capital and industry expertise to develop a new show in partnership with top industry leaders and producers. The Company is partnering with 20 of the top Broadway producers across the industry. The Company was formed in Delaware on September 15, 2021. The Company's headquarters are in New York, NY.

The Industry Standard Group LLC. (TISG), formed in November 2020, is a related party entity that is the sole managing member of Second Act Theatrical Capital LLC. The Fiscal Sponsor for TISG is Michael Francis of the Producer Hub & The Tank. TISG is a mission-based organization focused on supporting Black, Indigenous, and people of color (BIPOC) producers in the disruption of the commercial theatre producing model. Each company will maintain its own books and records.

Since inception, the Company has relied on contributions from the sole managing member - TISG - to fund its operations. As of December 31, 2022 , the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). The Company intends to have operations funded by TISG until the crowdfunding campaign is complete (see Note 7). Upon completion of the crowdfunding campaign, the Company intends to have its operations funded from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. The Company had $0 of cash and cash equivalents as of December 31, 2022.

Fixed Assets

Fixed assets will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022, as there were no fixed assets as of December 31, 2022.

Income Taxes

Per 26 CFR § 301.7701-3(b)(1)(ii) the company is considered a disregarded entity with the Internal Revenue Service (IRS) unless an election is made. Upon completion of the crowdfunding campaign, per 26 CFR § 301.7701-3(b)(1)(i), the entity will be considered a partnership. Therefore, no provision for income tax expense is recorded. Instead, the net income for the Company flows through to the sole managing member and is taxed on the individual

income tax returns of the members of that entity. The Company has yet to file its income tax return for the period ended December 31, 2022, which will remain subject to examination by the IRS under the statute of limitations for a period of three years from the date it is filed.

Revenue Recognition
The Company adopted Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company is pre-revenue, as of December 31, 2021, the Company had recognized zero revenue.

Advertising
The Company expenses advertising costs as they are incurred.

Expense Allocation Method
TISG incurs some expenses on behalf of the Company. In order to clearly reflect costs attributable to the Company, management uses activity records to determine which percentage of the shared costs are related to the Company. For example, professionals may be hired to perform work for TISG as well as the company. A percentage is applied to the total paid to the professional which represents the time that professional spent working on the Company and that amount is expensed in the appropriate period.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONTRIBUTIONS FROM OWNERS
The Company's member has paid expenses incurred by the Company. These payments are considered contributions that function to bootstrap the Company before the completion of the crowdfunding campaign (See Note 7). Currently no formal contracts with any related parties have been made yet. As of December 31, 2022, a total of $10,583 has been contributed from TISG for advertising, professional fees, and [insert additional classifications upon draft completion of the financial statements] .

NOTE 4 – EQUITY
The Company authorized a total of 1,112 member units. As of December 31, 2022, 1,112 of Class A member units, owned by TISG, were issued and outstanding (See Note 7). On January 7, 2022, the Company amended the Certificate of Formation to increase the total shares authorized up to 10,000 crowdfunding (CF) units. The total units are compromised of 10,000 Class CF units, at $500 per unit, which are contingent on the number of investors from the crowd funder. Each investor will be allocated units based on their investment at a rate of $500 per unit. CF units are non-voting units.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $5,000,000, or 10,000 units, in CF member units. The company is also anticipating raising another $1 million through a Reg D for a maximum total of $6 million. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder. The Intermediary will be entitled to receive a 7.5% commission fee.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19
In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN
These financial statements are prepared on a going concern basis. To date, the Company still has not begun operations. The loss incurred in 2021 was due to expenses incurred by the entity but paid for by TISG members. Those expenses are presented on these financial statements for disclosure purposes. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.